SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 10)

               Chicago and North Western Transportation Company
                              (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                               167155 10 0
                             (CUSIP Number)

                         Richard J. Ressler, Esq.
                         Union Pacific Corporation
                 Martin Tower, Eighth and Eaton Avenues
                      Bethlehem, Pennsylvania  18018
                             (610) 861-3200
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                Copy to:

                            Paul T. Schnell
                   Skadden, Arps, Slate, Meagher & Flom
                            919 Third Avenue
                        New York, New York  10022
                             (212) 735-3000

                              March 13, 1995
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a
          statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the statement because of Rule 13d-1(b)(3) or (4), check the
          following box:  [   ]

                    Check the following box if a fee is being paid with the statement: [ ]



                    This Amendment No. 10 filed by Union Pacific
          Corporation, a Utah corporation ("UP"), Union Pacific Holdings, Inc., a Utah corporation ("UP Holdings"), and UP Rail, Inc., a Utah corporation ("UP Rail"), amends the Statement on Schedule 13D, dated April 9, 1992, as previously amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Shares"), of Chicago and North Western Transportation Company, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

          Item 4.   Purpose of Transaction.

                    Reference is made to the disclosure set forth in Item 6.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    Item 6 is hereby supplemented as follows:

                    On March 16, 1995, the Board of Directors of UP approved the previously announced acquisition of the Issuer and, following approval of the acquisition by the Issuer's Board of Directors later that day, the Issuer, UP Rail and UP executed an Agreement and Plan of Merger (the "Merger Agreement"), and the Issuer and UP Rail executed a Stock Option Agreement (the "Company Stock Option Agreement"), each dated as of March 16, 1995. A copy of the Merger Agreement and Company Stock Option Agreement are attached hereto as Exhibits 16 and 17, respectively, and incorporated herein by reference. The Merger Agreement provides, among other things, for the acquisition of all of the issued and outstanding shares of common stock, par value $.01 per share, of the Issuer (the "Shares") by UP Rail at a price of $35 per Share pursuant to a tender offer for all Shares and a second step merger. The Company Stock Option Agreement provides for the grant by the Issuer to UP, subject to certain conditions (including that UP, together with its affiliates, shall own at least 85% and less than 90.01% of the number of Shares then outstanding (assuming conversion of UP's shares of non-voting stock, par value $.01 per share, of the Issuer into Shares)) of an irrevocable option to purchase at UP's election at a price of $35 per share such number of Shares as, when added to the number of Shares owned by UP and its affiliates immediately prior to such purchase, would result in UP and its affiliates owning immediately thereafter 90.01% of the then outstanding Shares. A copy of the press release issued by UP on March 16, 1995 announcing its Board's approval of the acquisition of the Issuer, and a copy of the joint press release issued by UP and the Issuer on March 17, 1995 announcing the execution of the Merger Agreement, are attached hereto as Exhibits 18 and 19, respectively, and are incorporated herein by reference.

                    Two class action complaints, copies of which are attached hereto as Exhibits 20 and 21 and incorporated herein by reference, were filed in the Court of Chancery in Delaware on March 13, 1995 naming as defendants the Issuer, the Issuer's directors, UP and certain other parties. Such complaints allege, among other things, that various of the defendants breached their fiduciary duties to the shareholders of the Issuer by failing to act to maximize shareholder value prior to approving the transfer of control of the Issuer. The complaints seek, among other things, damages and to enjoin the defendants from proceeding with a change of control of the Issuer.

          Item 7.   Material to be filed as Exhibits.

                    Item 7 is hereby supplemented as follows:

                    Exhibit 16.  Merger Agreement, dated as of
          March 16, 1995, among UP, UP Rail, Inc. and the Issuer.

                    Exhibit 17.  Company Stock Option Agreement,
          dated as of March 16, 1995, between UP Rail and the Issuer.

                    Exhibit 18. Text of Press Release issued by UP on March 16, 1995.

                    Exhibit 19. Text of Joint Press Release issued by UP and the Issuer on March 17, 1995.

                    Exhibit 20.  Class Action Complaint entitled
          Michael Gerber v. James E. Martin, et al. (C.A. No.
          14117), filed in the Court of Chancery in Delaware on March 13, 1995.

                    Exhibit 21.  Class Action Complaint entitled
          Charles Kowal and Harry W. Kent v. Chicago and North Western Transportation Company, et al. (C.A. No. 14115), filed in the Court of Chancery in Delaware on March 13, 1995.


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 17, 1995

                                        UP RAIL, INC.

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Vice President and
                                                     Assistant Secretary


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 17, 1995

                                        UNION PACIFIC HOLDINGS, INC.

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Vice President and
                                                     Chief Legal Officer


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 17, 1995

                                        UNION PACIFIC CORPORATION

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Senior Vice President
                                                     and General Counsel